# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PBF Energy Inc., CIK 0001534504
CUSIP: 69318G106
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: One Sylvan Way, Second Floor, Parsippany, New Jersey (NJ), 07054
Date of event which requires filing of this statement: 02/26/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001140361-24-042733
Filed by CIK 0001080910
Persons authorized to receive notices and communications: Carlos Slim Helu, Paseo De Las Palmas 781, Piso 3, Lomas De Chapultepec, Ciudad De Mexico, Mexico (O5), 11000, (52) 55 5625 4961; Kyle A. Harris, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- HELU CARLOS SLIM (CIK 0001080910): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 30,094,998; sole dispositive power 0; shared dispositive power 30,094,998; aggregate amount beneficially owned 30,094,998 (26.1% of the class)
  Comment: Percent beneficially owned is based on approximately 115,313,481 Class A Common Shares (as defined below) issued and outstanding as of February 7, 2025, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 13, 2025.
- Carlos Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 30,094,998; sole dispositive power 0; shared dispositive power 30,094,998; aggregate amount beneficially owned 30,094,998 (26.1% of the class)
  Comment: Percent beneficially owned is based on approximately 115,313,481 Class A Common Shares issued and outstanding as of February 7, 2025, as reported in the Issuer's Form 10-K filed with the SEC on February 13, 2025.
- Marco Antonio Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 30,094,998; sole dispositive power 0; shared dispositive power 30,094,998; aggregate amount beneficially owned 30,094,998 (26.1% of the class)
  Comment: Percent beneficially owned is based on approximately 115,313,481 Class A Common Shares issued and outstanding as of February 7, 2025, as reported in the Issuer's Form 10-K filed with the SEC on February 13, 2025.
- Patrick Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 30,094,998; sole dispositive power 0; shared dispositive power 30,094,998; aggregate amount beneficially owned 30,094,998 (26.1% of the class)
  Comment: Percent beneficially owned is based on approximately 115,313,481 Class A Common Shares issued and outstanding as of February 7, 2025, as reported in the Issuer's Form 10-K filed with the SEC on February 13, 2025.
- Maria Soumaya Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 30,094,998; sole dispositive power 0; shared dispositive power 30,094,998; aggregate amount beneficially owned 30,094,998 (26.1% of the class)
  Comment: Percent beneficially owned is based on approximately 115,313,481 Class A Common Shares issued and outstanding as of February 7, 2025, as reported in the Issuer's Form 10-K filed with the SEC on February 13, 2025.
- Vanessa Paola Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 30,094,998; sole dispositive power 0; shared dispositive power 30,094,998; aggregate amount beneficially owned 30,094,998 (26.1% of the class)
  Comment: Percent beneficially owned is based on approximately 115,313,481 Class A Common Shares issued and outstanding as of February 7, 2025, as reported in the Issuer's Form 10-K filed with the SEC on February 13, 2025.
- Johanna Monique Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 30,094,998; sole dispositive power 0; shared dispositive power 30,094,998; aggregate amount beneficially owned 30,094,998 (26.1% of the class)
  Comment: Percent beneficially owned is based on approximately 115,313,481 Class A Common Shares issued and outstanding as of February 7, 2025, as reported in the Issuer's Form 10-K filed with the SEC on February 13, 2025.
- Control Empresarial de Capitales, S.A. de C.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 30,094,998; sole dispositive power 0; shared dispositive power 30,094,998; aggregate amount beneficially owned 30,094,998 (26.1% of the class)
  Comment: Percent beneficially owned is based on approximately 115,313,481 Class A Common Shares issued and outstanding as of February 7, 2025, as reported in the Issuer's Form 10-K filed with the SEC on February 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: PBF Energy Inc.
Address of issuer's principal executive offices: One Sylvan Way, Second Floor, Parsippany, New Jersey (NJ), 07054
Comment: This Amendment No. 5 amends and supplements the Schedule 13D filed by the Reporting Persons on October 3, 2024, as amended and supplemented by Amendment No. 1 filed on October 25, 2024, Amendment No. 2 filed on November 5, 2024, Amendment No. 3 filed on December 2, 2024 and Amendment No. 4 filed on December 20, 2024 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") with respect to the Class A Common Stock, with par value of $0.001 per share (the "Class A Common Shares"), of PBF Energy Inc., a corporation incorporated under the laws of Delaware (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Amendment amends and supplements Item 3 of the Original Schedule 13D by inserting the following:

From December 21, 2024 to February 28, 2025, Control Empresarial purchased 1,280,000 Class A Common Shares of the Issuer for approximately $31.7 million using the working capital of Control Empresarial.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculations of the percentage of the Class A Common Shares beneficially owned are based on a total of approximately 115,313,481 Class A Common Shares issued and outstanding as of February 7, 2025, as reported in the Issuer's Form 10-K filed with the SEC on February 13, 2025. As of February 28, 2025, (i) Control Empresarial, directly or indirectly, owns 30,094,998 Class A Common Shares (representing 26.1% of the outstanding Class A Common Shares) and (ii) the Slim Family, which are beneficiaries of a Mexican trust that owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Class A Common Shares beneficially owned directly by Control Empresarial.
Number of shares as to which each person has sole or shared power to vote or dispose: 30,094,998 Class A Common Shares (representing 26.1% of the outstanding Class A Common Shares)
Transactions in the class effected during the past sixty days: All transactions in Class A Common Shares effected by the Reporting Persons since the Schedule 13D amendment filed on December 20, 2024 are listed in Schedule 1 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 2. Schedule 1 - Transactions in Common Shares effected by the Reporting Persons.

## Signatures
- HELU CARLOS SLIM: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (02/28/2025)
- Carlos Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (02/28/2025)
- Marco Antonio Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit (02/28/2025)
- Patrick Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (02/28/2025)
- Maria Soumaya Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (02/28/2025)
- Vanessa Paola Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (02/28/2025)
- Johanna Monique Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (02/28/2025)
- Control Empresarial de Capitales, S.A. de C.V.: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (02/28/2025)
Comment: See the Powers of Attorney for the members of the Slim Family and Control Empresarial, which are filed as exhibits to the Schedule 13D/A filed by the Slim Family and Control Empresarial with the SEC on February 3, 2022 in connection with their beneficial ownership of American Depositary Shares, each representing 20 Series L Shares of America Movil, S.A.B. de C.V., are hereby incorporated herein by reference.